Employment Agreement                       January 1, 1999


         THIS AGREEMENT is made and shall be effective as of the 1st day of July, 1997 by and between BONNEVILLE FUELS
CORPORATION, a Colorado corporation (the "Employer") and
STEVEN H. STEPANEK, an individual and resident of the State of Utah (the "Employee").

RECITALS:

         A. The Employer is engaged in the business of exploration for and production of oil and gas reserves, marketing of natural gas, and gathering of natural gas.
         B. The Employee has, for some time, served as the President of the Employer, and on its Board of Directors.
         C. The Employer desires to employ the Employee to serve as the President of the Employer, and on the Employer's Board of Directors, and the Employee is willing to serve the Employer in those capacities.
         D. The Employer and the Employee have agreed to enter into this Agreement in order to set forth the terms and conditions upon which the Employee will serve as the President of the Employer, and on the Employer's Board of Directors.

AGREEMENT:

     NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual covenants and promises contained herein, together with other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows: 1. Employment. Bonneville Fuels Corporation hereby employs the Employee and the Employee hereby accepts employment with the Employer as the President of Bonneville Fuels Corporation and its subsidiaries, and as a member of the Board of Directors of Bonneville Fuels Corporation.


     2. Term. (a) The term of this Agreement shall commence as of July 1, 1997 and, subject to the provisions for termination set forth in paragraph 13 hereof, shall continue until June 30, 2000, and shall be adjusted to a remaining term of 24 months upon the effective date of the confirmed plan in the Bonneville Pacific Corporation ("BPC") Chapter 11 Bankruptcy Case Number 91-27701 in the United States Bankruptcy Court for the District of Utah. The term of this Agreement may be extended or renewed by mutual agreement of the parties. (b) It is specifically agreed that, notwithstanding any provision of this Agreement to the contrary, the obligations imposed upon the Employee by paragraph 16 hereof shall survive the termination or expiration of this Agreement, or the termination of the Employee's employment with the Employer, whether voluntary or otherwise. (c) It is specifically agreed that notwithstanding any provision of this Agreement to the contrary, the obligations imposed upon the Employer by paragraphs 5 and 14 hereof shall survive the termination or expiration of this Agreement, or the termination of the Employee's employment with the Employer, whether voluntary or otherwise.

     3. Compensation. For all services as President of the Employer, and on its Board of Directors which are rendered by the Employee to the Employer pursuant to this Agreement, the Employer shall pay to the Employee an annual salary of $130,000 payable in accordance with the normal salary practices of the Employer. The annual salary of the Employee may be increased and an annual bonus may be paid, at the discretion of the Board of Directors of the Employer, or by the action of an appropriate Committee of the Board of Directors.

     4. Duties. The Employee shall have such duties and responsibilities are as normally associated with his position, together with the duties and responsibilities of a Director of Bonneville Fuels Corporation, and together with such specific duties as shall be determined from time to time by the Board of Directors of the Employer.

     5. Indemnification. (a) Indemnification. The Employer shall indemnify the employee if: (i) The Employee was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Employer) by reason of the fact that said person is or was an employee of the Employer, or is or was serving at the request of the Employer as a director, officer, employee or agent of this and or another employer, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by said person in connection with such action, suit or proceeding if said person acted in good faith and in a manner said person reasonably believed to be in the normal course and in the best interests of the Employer, and said person did not receive or expect to receive monetary benefit other than provided by terms of this Employment Agreement and said person acted in accordance with standard industry practice of similarly sized oil and gas companies. (ii) The Employee was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Employer to procure a judgment in its favor by reason of the fact that said person is or was a director, officer, employee or agent of the Employer, or is or was serving at the request of the Employer as a director, officer, employee or agent of another employer, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorney's fees) actually and reasonably incurred by said person in connection with the defense or settlement of such action or suit if said person acted in good faith and in a manner said person reasonably believed to be in the normal course and in the best interests of the Employer. However, no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of said person's duty to the Employer unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. The standard of conduct as set forth above shall be that a reasonable man, i.e. that of a fictitious person of ordinary prudence under the circumstances exercising reasonable care, i.e. that degree of care which a person of ordinary prudence would exercise in the same or similar circumstance. (b) Automatic Indemnification. To the extent that the Employee has been successful on the merits or otherwise in the defense of any action, suit or proceeding specified in Section (a) of this Article, or in the defense of any claim, issue or matter therein, the Employee shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by Employee in connection therewith. (c) Advancements. Expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by the Employer as incurred and in advance of the final disposition of such action, suit or proceeding for which the Employer may ultimately be liable under Section (a) of this Article. However, the Employer may, for good cause in the event the claim for indemnification arises out of an action, suit or proceeding based upon allegations of fraud or alleged criminal action, demand that an undertaking acceptable to both parties be posted by the Employee prior to dollars being advanced and as a condition of payment in advance of the final disposition of such action, suit or proceeding. If it is ultimately determined by a court of law that the Employee is not entitled to be indemnified by the Employer, Employee shall upon terms acceptable to both parties, repay such amount paid by the Employer for said expenses. (d) Other Indemnification. The indemnification herein provided shall not be deemed exclusive of any other rights to which the Employee may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in said person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be an Employee, and shall inure to the benefit of the heirs, executors and administrators of such person. (e) Insurance. The Board of Directors may, in its discretion, direct that the Employer purchase and maintain insurance on behalf of any person who is or was an employee or Director of the Employer, or is or was serving at the request of the Employer as an employee or Director of another employer, partnership, joint venture, trust or other enterprise, against any liability asserted against Employee and incurred by Employee in any such capacity, or arising out of Employee's status as such, whether or not the Employer would have the power to indemnify Employee against liability under the provisions of this Article. (f) Settlement by Employer. The right of Employee to be indemnified shall be subject always to the right of the Employer by the Board of Directors, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at the expense of the Employer by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

     6. Extent ofServices. During the entire term of this Agreement, the Employee shall devote substantially his entire time, attention and energy to the business of the Employer during regular business hours; provided, however, that nothing herein shall prevent Employee from entering into business ventures which do not interfere with his duties to the Employer and any business venture in related fields which are not in competition with the Employer, and any business venture in related fields which are in competition with the Employer, as long as such competitive business ventures in related fields have been approved by the Employer, such approval to not be unreasonably withheld. Nothing in this paragraph shall be construed to limit the Employee's investment in any publicly traded stock or commonly available investment vehicles including bonds, mutual funds and other similar investments.

     7. Expenses. The Employee is authorized to incur reasonable expenses in promoting the business of the Employer, including expenses for entertainment, travel, and similar items. In any event, such expenses shall not exceed $2,000.00 outstanding at any one time, without the prior approval of the Chairman of the Board of Directors. The Employer shall reimburse Employee for all such reasonable expenses actually incurred by the Employee upon the presentation by the Employee, from time to time, of an itemized account of such expenses sufficient to enable the Employer to comply with applicable IRS reporting requirements.

     8. Vacations. The Employee shall be entitled, during the term of this Agreement, to an annual vacation of twenty (20) paid days. The Employee has the option of being paid for or carrying forward, up to a maximum of ten (10) days, any accrued unused vacation of the preceding year.

     9. Employee Benefits. The Employer shall provide the Employee, during the entire term of this Agreement, with the opportunity to participate in any health and medical insurance plans provided by the Employer to other Employees. Additionally, during the term hereof, the Employee shall be entitled to participate in all other benefit programs which the Employer may establish and maintain, from time to time, for the benefit of its employees generally.

     10. Relocation Expenses. In the event Employer requires Employee to relocate out of Salt Lake City, Utah as a condition of continued employment and Employee chooses to continue such employment and relocate, Employer shall promptly pay Employee the amount of Employee's actual moving expenses up to a maximum of $15,000.00 upon presentation of paid invoices for moving expense incurred and shall also promptly pay to Employee up to $15,000.00 of actual real estate commissions paid by Employee with regard to the sale of Employee's personal residence upon presentation of a Seller's Closing Statement or other similar documentation from the sale of said personal residence.

     11. Disability.If the Employee is unable to perform the duties called for by paragraph 4 hereof by reason of illness, incapacity or disability for a period of thirteen (13) consecutive weeks, the Employer shall have the right to terminate this Agreement pursuant to paragraph 13(c) or 13(d) hereof. If during the sixty (60) day notice period provided in paragraph 13(c) or 13(d), Employee regains the ability to resume his duties, the Employer may, at its discretion, reinstate the Employee for the term of this contract. Notwithstanding the above, in the event that Employee becomes disabled, the Employer shall maintain short term disability insurance coverage that provides, at a minimum that once the conditions of the policy have been met, the Employee will be paid at least Five Hundred Dollars ($500.00) per week to the maximum of thirteen (13) weeks. Said short term disability compensation shall begin on the 8th day of disability caused by sickness and on the 1st day of disability caused by any other reason, except for a disability which would be covered by workman's compensation insurance. If the short term disability policy in place at the time of the illness has provisions which are more beneficial to the Employee than those outlined above, the policy in force at the time of the illness shall have precedence over the benefits as described above. The Employer shall also maintain long term disability coverage for the Employee comparable to the coverage provided as of January 1, 1997 by the Prudential Insurance Company of America.

12. Death During Employment. If the Employee dies during the term of this Agreement, the Employer shall promptly pay to the estate of the Employee compensation as described under paragraph 14(g) hereof. Such payment shall be designated as a "Survivor's Allowance".

     13. Termination. (a) The Employer may terminate the Employee's employment under this Agreement, with good cause, at any time upon written notice to the Employee. "Good cause" is defined for the purpose of this Agreement as that which the Employer, in its reasonable discretion, determines to be a reasonable business necessity as a consequence of Employee's conduct, acts or omissions. In no event shall employees refusal to deviate from commonly accepted industry practices and procedures be construed to be good cause. (b) The Employee may terminate his employment under this Agreement, for any reason, upon sixty (60) days written notice to the Employer. (c) The Employer, with Board approval, may terminate the Employee's employment under this Agreement at any time without good cause, prior to confirmation of a plan in the BPC Chapter 11 Bankruptcy Case, upon sixty (60) days written notice to the Employee of the effective date of such termination. (d) The Employer may terminate the Employee's employment under this Agreement at any time, without good cause, after the effective date of confirmation of a plan in the BPC Chapter 11 Bankruptcy Case, upon sixty (60) days written notice to the Employee of the effective date of such termination.
(e) The Employee may terminate his employment upon thirty (30) days written notice to the Employer in the event Employer requires Employee to locate outside of Salt Lake City, Utah as a condition of employment and Employee, for whatever reason, declines to relocate. (f) Non-renewal of this Agreement shall be considered an event of termination.

     14. Compensation Upon Termination or Death. (a) If the Employer shall terminate the Employee's employment under this Agreement pursuant to paragraph 13(a) hereof, for good cause, the Employer shall be obligated to pay to the Employee, in cash and upon the effective date of such termination, those portions of the Employee's annual salary provided for by paragraph 3 hereof which have accrued, but remain unpaid, up to and including the date upon which such termination becomes effective, together with an amount calculated pursuant to the Employer's normal policy for any unused vacation days due the Employee. The Employee shall not be entitled to any additional severance payments or benefits except as set forth herein except as may be provided by Federal and State law. (b) If the Employee shall terminate his employment under this Agreement pursuant to paragraph 13(b) hereof, the Employer shall be obligated to pay to the Employee in cash, upon the effective date of such termination, those portions of the Employee's annual salary provided for by paragraph 3 hereof which have accrued, but remain unpaid, up to and including the date upon which such termination becomes effective, together with an amount calculated pursuant to the Employer's normal policy for any unused vacation days due the Employee. The Employee shall not be entitled to any additional severance payments or benefits except as set forth herein except as may be provided by Federal and State law. (c) If the Employer shall terminate the Employee's employment under this Agreement pursuant to paragraph 13(c) hereof, the Employer shall be obligated to pay to the Employee in cash upon the effective date of such termination, those portions of the Employee's annual salary provided for by paragraph 3 hereof which have accrued, but remain unpaid, up to and including the date upon which such termination becomes effective together with an amount calculated pursuant to the Employer's normal policy for unused vacation days due the Employee, together with an additional amount equal to the salary said Employee would have been entitled to pursuant to paragraph 14(i) hereof had the employment not been terminated for a period of thirty (30) months following the effective date of termination. (d) If the Employer shall terminate the Employee's employment under this Agreement pursuant to paragraph 13(d) hereof, the Employer shall be obligated to pay to the Employee, in cash upon the effective date of such termination, those portions of the Employee's annual salary provided for by paragraph 3 hereof which have accrued, but remain unpaid, up to and including the date upon which such termination becomes effective, together with an amount calculated pursuant to the Employer's normal policy for unused vacation days due the Employee, together with an additional amount equal to the salary said Employee would have been entitled to pursuant to paragraph 14(i) hereof had the employment not been terminated, for a period of twenty-four (24) months following the effective date of such termination. The twenty-four (24) month termination benefit shall be reduced by 1 month per month of service after the date of the first anniversary of the effective date of the confirmed plan in the Bonneville Pacific Corporation Chapter 11 bankruptcy case down to a minimum termination benefit of twelve (12) months. (e) If the Employer shall terminate the Employee's employment under this Agreement pursuant to paragraph 13(e) hereof, the Employer shall be obligated to pay to the Employee, in cash upon the effective date of such termination, those portions of the Employee's annual salary provided for by paragraph 3 hereof which have accrued, but remain unpaid, up to and including the date upon which such termination becomes effective, together with an amount calculated pursuant to the Employer's normal policy for any unused vacation days due the Employee, together with an additional amount equal to the salary said Employee would have been entitled to pursuant to paragraph 14(i) hereof had the employment not been terminated for a period of a period twelve (12) months following the effective date of termination. (f) If the Employer shall terminate the Employee's employment under this Agreement pursuant to paragraph 13(f) hereof, the Employer shall be obligated to pay to the Employee, in cash upon the effective date of such termination, those portions of the Employee's annual salary provided for by paragraph 3 hereof, which have accrued, but remain unpaid, up to and including the date upon which such termination becomes effective together with an amount calculated pursuant to the Employer's normal policy for unused vacation days due the Employee, together with an additional amount equal to the salary said Employee would have been entitled to pursuant to paragraph 14(i) hereof had the employment not been terminated for a period of twelve (12) months following the effective date of termination. (g) If the Employee dies during the term of his employment under this Agreement pursuant to paragraph 12 hereof, the Employer shall be obligated to pay to the estate of the Employee, in cash within five (5) working days of his death, those portions of the Employee's annual salary provided for by paragraph 3 hereof which have accrued, but remain unpaid, up to and including the date upon which such death occurred, together with an amount calculated pursuant to the Employer's normal policy for unused vacation days due the Employee, together with an additional amount equal to the salary said Employee would have been entitled to pursuant to paragraph 14(i) hereof had the employment not been terminated for a period of twelve (12) months following the effective date of termination. (h) The sixty (60) days written notice required pursuant to paragraphs 13(c) and 13(d) and the thirty (30), twenty-four (24), twelve (12), and twelve (12) months salary provided for in paragraph 14(c) through 14(g) above, calculated from the effective date of termination, shall not be shortened or diminished in any way or in any amount by virtue of the fact that the notice of termination occurs at a point in time when less than the requisite number of days and/or the requisite number of months remains in the term of this Agreement. (i) Calculation of the compensation provided pursuant to this Section 14 will be accomplished by averaging for the last two (2) years the total annual compensation including salary and bonus provided by Section 3 but not including any BPC Plan confirmation bonus.

     15. Covenant Not to Compete.During the entire period that the Employee remains employed by the Employer pursuant to this Agreement, up to the effective date of termination, the Employee shall not engage either directly or indirectly in any activity or business, whether as an officer, director, sole proprietor, employee, partner, majority shareholder, consultant or adviser, which is in direct competition with any business engaged in by the Employer, except as otherwise approved by the Employer.

     16. Confidentiality. The business plans,marketing plans, development plans, acquisition plans, construction plans, and financial data (the "Confidential Information") of the Employer are, and shall remain, the valuable, special, unique and proprietary assets of the Employer, access to and knowledge of which are essential to the performance by the Employee of his duties under this Agreement. The Employee shall not, during the term of this Agreement, except as is necessary to promote the business of the Employer, or after the term of his employment hereunder disclose the Confidential Information, in whole or in part, to any person, firm, employer, association, or other entity for any reason or purpose whatsoever, nor shall the Employee make use of the Confidential Information for the benefit of any person, firm, employer or other entity (except the Employer) under any circumstances during or after the term of his employment [unless ordered to do so under appropriate court order],. Upon the termination of this employment pursuant to this Agreement, the Employee shall promptly return to the Employer any originals and all copies of any Confidential Information which are in his possession. All information shall cease to be Confidential Information at such time as it enters the public domain, other than through the breach by the Employee of his obligations under this paragraph 16.

     17. Default. Should default occur in the performance of any of the obligations set forth in this Agreement, the non-defaulting party shall be entitled to obtain an injunction compelling the cure of such default and the specific performance of the obligations of this Agreement in addition to any action for damage or other relief which may be available to the non-defaulting party. The defaulting party shall, in addition to any damages which may result from said default, pay to the non-defaulting party the costs, including reasonable attorney's fees, incurred by the non-defaulting party in curing such default or in enforcing the terms and conditions of this Agreement. If a bond is required by the Court, the parties agree that a bond in the amount of $500.00 shall suffice. The Employee understands and agrees that the Employer shall suffer irreparable harm in the event that the Employee breaches any of the Employee's obligations under this Agreement and that monetary damages shall be inadequate to compensate the Employer for such breach.

     18. Entire Agreement. This Agreement supersedes any prior understandings or agreements, whether written or oral, between the parties hereto in regard to the subject matter hereof and contains the entire agreement between the parties in that regard. This Agreement may not be changed or modified orally, but only by an agreement, in writing, signed by both of the parties.

     19. Assignment and Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their successors and permitted assigns. The term "Employer" as used in this Agreement shall mean Bonneville Fuels Corporation, its successor and successors, any surviving corporation into which it may be merged, or any Employer resulting from its consolidation with any other corporation or corporations, and the successor or successors of any such surviving or consolidated corporation. This Agreement may not be assigned by the Employee.

     20. Notices Any notice which is required or permitted to be given to either party to this Agreement shall be deemed to have been given only if such notice is reduced to writing and delivered, by United States mail, with postage prepaid and return receipt requested, to the appropriate party as set forth below:

                Employer:                          Bonneville Fuels Corporation
                                                   50 West 300 South, Suite 300
                                                   Salt Lake City, Utah  84101
                                                   Attn:  Chairman


                  with a copy to:
                                                  Roger G. Segal,
                                                  Chapter 11 Trustee for
                                                  Bonneville Pacific Corporation
                                                  COHNE, RAPPAPORT  & SEGAL,
P.C.
                                                  525 East 100 South, Suite 500
                                                  Salt Lake City, Utah   84102


               Employee:                          Steven H. Stepanek
                                                  671 Aloha Road
                                                  Salt Lake City, UT  8410

     Either party may change his address by giving notice of the change in the manner set forth above. Any notice given shall be deemed delivered upon its receipt in the United States mail.

     21. Arbitration of Disputes. Any controversy,dispute or claim arising out of or relating to this Agreement, or the breach thereof, which cannot be resolved amicably by the parties shall be settled by arbitration in accordance with the Rules of the American Arbitration Association, except in cases where immediate action is required whether or not arbitration has been requested or is in process, nothing herein shall prevent any party from pursuing equitable remedies, including interim relief, in any court of competent jurisdiction, and except as may be unanimously otherwise agreed by the parties. In the event of arbitration, the cost of arbitration, including all reasonable attorney's fees and costs, incurred by the successful party shall be borne by the unsuccessful party unless otherwise ordered by arbitration.

     22. Savings Clause. Should any part of a provision of this Agreement be rendered or declared invalid by reason of any state or federal law, or by decree of any court of competent jurisdiction, such invalidation of said part or provision of this Agreement shall not invalidate the remaining portions hereof, and the remaining parts and provisions of this Agreement shall remain in full force and effect.

     23. Governing Law. The parties specifically agree that this Agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado, without giving effect to the choice of law rules thereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date first herein written. EMPLOYER BONNEVILLE FUELS CORPORATION


                                           (s):_________________________________
                                               Clark M. Mower
                                               Chairman

                                               EMPLOYEE

                                            ____________________________________
                                               STEVEN H. STEPANEK

Approved:


____________________________________
Roger G. Segal, Chapter 11 Trustee for
Bonneville Pacific Corporation